UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July, 2019

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A.—PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation—PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912—Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

PETROBRAS ANNOUNCES FINAL TENDER RESULTS AND
FINAL SETTLEMENT FOR WATERFALL OFFERS

RIO DE JANEIRO, BRAZIL – July 30, 2019 – Petróleo Brasileiro S.A. – Petrobras (“Petrobras”) (NYSE: PBR) announced today the final results of its previously announced debt tender offers (the “Waterfall Offers”). As of 11:59 p.m., New York City time, on July 29, 2019 (the “Expiration Date”) holders of US$1,853,874,000 principal amount of the outstanding notes of the series set forth in the table below (the “Notes” and each a “series” of Notes), issued by Petrobras’s wholly-owned subsidiary Petrobras Global Finance B.V. (“PGF”), tendered their Notes, pursuant to PGF’s previously announced Waterfall Offers.

The Waterfall Offers were made pursuant to the terms and conditions set forth in the offer to purchase dated July 1, 2019 (as amended or supplemented, the “Offer to Purchase” and, together with the related letter of transmittal, the “Offer Documents”).

The following table summarizes the final tender results as of the Expiration Date and the principal amount of Notes that PGF has accepted for purchase:

Title of Security	CUSIP/ISIN	Principal Amount Outstanding(1)	Acceptance Priority Level	Late Tender Consideration(2)	Early Tender Consideration(2)	Principal Amount Tendered on or prior to the Early Tender Deadline and Accepted for Purchase(3)	Principal Amount Tendered after the Early Tender Deadline and on or prior to the Expiration Date and Accepted for Purchase
5.625% Global Notes due May 2043	71647NAA7 / US71647NAA72	US$765,979,000	1	US$958.75	US$988.75	US$130,694,000	US$915,000
6.750% Global Notes due January 2041	71645WAS0 / US71645WAS08	US$1,199,255,000	2	US$1,062.50	US$1,092.50	US$93,478,000	US$55,000
4.375% Global Notes due May 2023	71647NAF6 / US71647NAF69	US$1,645,736,000	3	US$1,006.25	US$1,036.25	US$110,150,000	US$3,275,000
5.299% Global Notes due January 2025	71647N AT6, 71647N AV1, N6945A AJ6 / US71647NAT63, US71647NAV10, USN6945AAJ62	US$3,031,005,000	4	US$1,046.25	US$1,076.25	US$213,176,000	US$1,567,000
6.125% Global Notes due January 2022	71647N AR0 / US71647NAR08	US$735,001,000	5	US$1,053.75	US$1,083.75	US$116,158,000	US$53,000
6.875% Global Notes due January 2040	71645WAQ4 / US71645WAQ42	US$1,124,414,000	6	US$1,071.25	US$1,101.25	US$31,285,000	US$0
7.250% Global Notes due March 2044	71647NAK5 / US71647NAK54	US$1,741,650,000	7	US$1,106.25	US$1,136.25	US$92,625,000	US$420,000
6.250% Global Notes due March 2024	71647N AM1 / US71647NAM11	US$2,219,224,000	8	US$1,082.50	US$1,112.50	US$224,453,000	US$1,055,000
7.375% Global Notes due January 2027	71647N AS8 / US71647NAS80	US$3,728,000,000	9	US$1,133.75	US$1,163.75	US$138,257,000	US$238,000
5.999% Global Notes due January 2028	71647N AW9, N6945A AK3, 71647N AY5 / US71647NAW92, USN6945AAK36, US71647NAY58	US$5,486,134,000	10	US$1,045.00	US$1,075.00	US$639,890,000	US$56,130,000
__________________________________________
(1)	Immediately prior to the commencement of the Waterfall Offers, including Notes held by Petrobras or its affiliates.
(2)	Per US$1,000. The Early Tender Consideration, which was paid with respect to Notes tendered on or prior to 5:00 p.m. New York City time, on July 15, 2019 (the “Early Tender Deadline”), included an early tender premium equal to US$30.00 per US$1,000 principal amount for each series of Notes accepted for purchase.
(3)	PGF early settled on July 17, 2019 (the “Early Settlement Date”) the Waterfall Offers with respect to Notes validly tendered on or prior to the Early Tender Deadline and accepted for purchase.

Holders of Notes that validly tendered after the Early Tender Deadline and on or prior to the Expiration Date and whose Notes have been accepted for purchase are entitled to receive the applicable Late Tender Consideration set forth in the table above, which is equal to the applicable Early Tender Consideration set forth in the table above minus the applicable early tender premium, and to receive accrued and unpaid interest.

The final settlement date on which PGF will make payment for Notes tendered after the Early Tender Deadline and on or prior to the Expiration Date and accepted for purchase is expected to be July 31, 2019.

The Waterfall Offers have now expired. No Notes tendered after the Expiration Date will be accepted for purchase pursuant to the Waterfall Offers. Notes that have been validly tendered on or prior to the Expiration Date cannot be withdrawn, except as may be required by applicable law.

* * * * *

PGF engaged Banco Bradesco BBI S.A., BB Securities Limited, BofA Securities, Inc., Credit Suisse Securities (USA) LLC, J.P. Morgan Securities LLC and Scotia Capital (USA) Inc. to act as dealer managers with respect to the Waterfall Offers. Global Bondholder Services Corporation acted as the depositary and information agent for the Waterfall Offers.

This press release is not an offer to purchase, nor a solicitation of an offer to sell, nor the solicitation of tenders with respect to, the securities described herein. The Waterfall Offers were not made to holders of Notes in any jurisdiction in which PGF was aware that the making of the Waterfall Offers would not be in compliance with the laws of such jurisdiction. In any jurisdiction in which the securities laws or blue sky laws required the Waterfall Offers to be made by a licensed broker or dealer, the respective Waterfall Offers were deemed to be made on PGF’s behalf by the dealer managers or one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

Any questions or requests for assistance regarding the Waterfall Offers may be directed to Banco Bradesco BBI S.A. at +1 (646) 432-6643, BB Securities Limited at +44 (20) 7367-5803, BofA Securities, Inc. at +1 (888) 292-0070, Credit Suisse Securities (USA) LLC at +1 (800) 820-1653, J.P. Morgan Securities LLC at +1 (866) 834-4666 and Scotia Capital (USA) Inc. at +1 (800) 372-3930 (toll free) or +1 (212) 225-5559 (collect). Requests for additional copies of the Offer Documents may be directed to Global Bondholder Services Corporation at +1 (866) 470-3800 (toll-free) or +1 (212) 430-3774. The Offer Documents can be accessed at the following link: http://www.gbsc-usa.com/Petrobras/.

Neither of the Offer Documents has been filed with, and has not been approved or reviewed by any federal or state securities commission or regulatory authority of any country. No authority has passed upon the accuracy or adequacy of the Offer Documents, and it is unlawful and may be a criminal offense to make any representation to the contrary.

The communication of this press release and any other documents or materials relating to the Waterfall Offers is not being made and such documents and/or materials have not been approved by an authorized person for the purposes of Section 21 of the Financial Services and Markets Act 2000. Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials as a financial promotion is only being directed at and made to those persons in the United Kingdom falling within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or within Article 43(2) of the Order, or high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order, or to other persons to whom it may lawfully be communicated in accordance with the Order (all such persons together being referred to as “relevant persons”). The Waterfall Offers were only available to, and the Waterfall Offers were engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on any document relating to the Waterfall Offers or any of their contents.

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements are information of a non-historical nature or which relate to future events and are subject to risks and uncertainties. No assurance can be given that the transactions described herein will be consummated or as to the ultimate terms of any such transactions. Petrobras undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

This report on Form 6-K shall be deemed to be incorporated by reference into the Offer to Purchase dated July 1, 2019, relating to the previously announced tender offers by Petrobras Global Finance B.V., a wholly-owned subsidiary of Petróleo Brasileiro S.A. - Petrobras.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 30, 2019

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By:	/s/ Larry Carris Cardoso
Larry Carris Cardoso
Loans and Financing Administration General Manager